

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 16, 2015

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001-3980

Re: Fifth Street Senior Floating Rate Corp. (the "Company")
        Registration Statement on Form N-2
        File Number 333-202835

Dear Mr. Pangas:

We have reviewed the registration statement referenced above that was filed on March 18, 2015 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Registration Statement

Calculation of Registration Fee Under the Securities Act of 1933

Footnote (6) states that, prior to the filing of this registration statement, $405,652,000 aggregate principal amount of securities remained registered and unsold pursuant to a registration statement on Form N-2 (File No. 333-191701), which was declared effective on August 1, 2014 (the "Effective Registration Statement"). Furthermore, pursuant to Rule 457(p), $52,247.97 of the total filing fee required in connection with the registration of $700,000,000 aggregate principal amount under this registration statement is being offset against the filing fee associated with the unsold securities registered under the Effective Registration Statement.   However, the filing fee offset that is permitted under Rule 457(p) relates to where all or a portion of the securities offered under a registration statement remain unsold after the offering's completion or termination, or withdrawal of the registration statement.   It does not appear that the offering of securities registered on the Effective Registration Statement has been completed or terminated, or that the registration statement has been withdrawn. Accordingly, in your response letter, explain the basis for the Company's purported reliance on Rule 457(p).

Prospectus Cover Page

In your response letter, confirm that substantially all of the information that is currently presented on the front cover page of the base prospectus will also be included on the front cover page of the prospectus supplement that will be delivered with the base prospectus.

In the third paragraph, add the phrase "and junk" after the phrase "below investment grade."

The disclosure contained in the fourth paragraph states that although, in most cases, the Company's portfolio investments are not rated by any rating agency, had they been rated, would likely have received a "below investment grade (i.e., below BBB- or Baa)" rating. Because there is no specific information regarding where along the "below investment grade" rating spectrum the Company's portfolio companies would fall, the parenthetical "(i.e., below BBB- or Baa)" should be deleted from the fourth paragraph.

Expand the disclosure in the eighth paragraph to make clear that "this prospectus," together with the accompanying prospectus supplement, will constitute the prospectus for an offering of the Company's securities.

Prospectus Summary (page 2)

Please present in non-italic print the information appearing in this section and elsewhere in the prospectus, as applicable.

Fifth Street Senior Floating Rate Corp. (page 2)

In penultimate sentence of the third paragraph, identify which LIBOR rate is being used to set the Company's investment target rates. Also, briefly explain the significance of a "LIBOR floor."

In the last sentence of the sixth paragraph, explain that the weighted average annual yields are determined before, and therefore do not take into account, the payment of all of the company's and its consolidated subsidiary's expenses and the payment by an investor of any stockholder transaction expenses.

Harry S. Pangas, Esq.
Page 3

Fees and Expenses (page 12)

We note the absence of the "Acquired Fund Fees & Expenses" line item from the Company's fee table. *See* Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company does not in the upcoming year intend to make investments in an "Acquired Fund," as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in an Acquired Fund.

Disclose whether the Company could pay any income incentive fee or capital gains incentive fee based on income or gains derived from swaps or other derivatives. If it could, then in your response letter identify the provisions of the Investment Advisory Agreement between the Company and Fifth Street Management LLC that specifically provide for such payments.

Risk Factors (page 17)

Expand the last sentence of the first paragraph to make clear that this section also describes the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses. *See* Item 8.6.e. of Form N-2. In this regard, add any additional risk factors as appropriate.

We may expose ourselves to risks if we engage in hedging transactions. (page 35)

Please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) and, if necessary, expand the prospectus disclosure regarding the extent to which the Company may invest in derivatives and the related risks of such investments.

Our portfolio may be concentrated…in a particular industry in which a number of our investments are concentrated. (page 36)

The disclosure states that the Company's portfolio may be "concentrated" in a limited number of industries.   However, the Company has no policy to concentrate its investments in a particular industry or group of industries. The word "concentration" has a very specific meaning under the Instruction to Item 8.2.b.(2) of Form N-2. Therefore, to avoid confusion, please refrain from using words such as "concentrated" when describing the Company's investment portfolio.

Senior Securities (page 59)

Item 4 of Form N-2 requires the registration statement of closed-end funds to disclose debt coverage information in a senior securities table.3. This information is required to be audited. Item 4.3 instructs registrants preparing the senior securities table to follow Instruction 8 to Item 4.1, which requires the senior securities table to be audited. Include the auditor's report on the senior securities table in the next filing.

Portfolio Companies   (page 71)

We note that several of the Company's investments constitute 5% or more of the Company's assets. With respect to each of these investments, please provide the expanded disclosure as outlined in the Instructions to Item 8.6.a. of Form N-2.

Description of Our Debt Securities (page 105)

In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

In this regard, please note that the prospectus supplement should, as applicable:

(1) Disclose that currently none of the Company's indebtedness is currently subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

(2) Disclose that the debt securities are "structurally subordinated" and are "effectively subordinated" to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

(3) Refrain from using the word "senior" in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company's debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as "senior" when they are also are structurally subordinated to the obligations of the Company's subsidiaries, financing vehicles and similar facilities.

(4) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

Indenture Provisions – Subordination (page 116)

In the first sentence of the second paragraph, clarify whether any payment or distribution received by the holders of subordinated debt securities at any time would similarly be subject to recovery for the benefit of the holders of Senior Indebtedness.

Plan of Distribution (page 132)

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Financial Statements

Consolidated Schedule of Investments:

- In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

- Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?
  - The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

  - Subsidiary is defined by 1-02(x) of Regulation S-X as"… an affiliate controlled by such person directly or indirectly through one or more intermediaries". An affiliate is defined by 6-02(a) of Regulation S-X as "as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term "control" has the meaning (given) in section 2(a)(9) of the Act". Section 2(a)(9) of the Investment Company Act of 1940 defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company".

- Disclose the interest rate in effect at period end for all holdings. Disclose whether any securities pay "payment-in-kind" interest.

Consolidated Statement of Changes in Net Assets:

- Break out Distributions to shareholders. State separately distributions to shareholders from (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources. See Article 6-09 of Regulation S-X.

Notes to Consolidated Financial Statements:

- We note that the Registrant has unfunded commitments in the amount of $40,073,325. The Registrant does not appear to have the liquid assets to cover these unfunded commitments.

Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) ("any … obligation or instrument constituting a security and evidencing indebtedness"). *See* Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Section(s) 18 (and 61) unless the fund (BDC) has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% (300% for non-BDCs) asset coverage limitation, sufficient to cover the value of its unfunded commitments?

<u>Financial Highlights:</u>

- Break out distributions to shareholders. From Item 4 of Form N-2:

    c. Less Distributions
    > 1. Dividends (from net investment income)
    >> i. To Preferred Shareholders
    >> ii. To Common Shareholders
    > 2. Distributions (from capital gains)
    >> i. To Preferred Shareholders
    >> ii. To Common Shareholders
    > 3. Returns of Capital
    >> i. To Preferred Shareholders
    >> ii. To Common Shareholders

    d. Total Distributions

<u>Part C – Other Information</u>

<u>Item 25. 2 Exhibits (page C-2)</u>

Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

File the form of indenture that will be used by the Company in connection with its issuances of debt securities.

File the statement of eligibility of trustee on Form T-1.

File the forms of prospectus supplement that will be used by the Company when offering its common stock, warrants, debt to retail investors and debt to institutional investors.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore
Dominic Minore
Senior Counsel